UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )

Education Realty Trust, Inc.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
28140H104
(CUSIP Number)
Mark A. Stegemoeller
Latham & Watkins LLP
355 South Grand Avenue
Los Angeles, CA 90071-1560
(213) 485-1234
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 21, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	28140H104	Page	2	of	10

1	NAME OF REPORTING PERSON GREH LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,001,942 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,001,942 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,001,942 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.02%

14	TYPE OF REPORTING PERSON*

OO

SCHEDULE 13D

CUSIP No.	28140H104	Page	3	of	10

1	NAME OF REPORTING PERSON GREENSTREET REAL ESTATE HOLDINGS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,001,942 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

2,001,942 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,001,942 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.02%

14	TYPE OF REPORTING PERSON*

PN

SCHEDULE 13D

CUSIP No.	28140H104	Page	4	of	10

1	NAME OF REPORTING PERSON GRST REALTY MANAGEMENT PARTNERS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,001,942 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

2,001,942 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,001,942 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.02%

14	TYPE OF REPORTING PERSON*

OO

SCHEDULE 13D

CUSIP No.	28140H104	Page	5	of	10

1	NAME OF REPORTING PERSON SV REALTY LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,001,942 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

2,001,942 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,001,942 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.02%

14	TYPE OF REPORTING PERSON*

OO

          This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relating to Education Realty Trust, Inc., a Maryland corporation (the “Company”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 17, 2008. The Schedule 13D was filed with respect to the shares of Common Stock of the Company (the “Shares”). Capitalized terms used and not defined herein have the same meaning as in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
          The information in Item 3 is hereby amended and supplemented by adding the following thereto:
          GREH purchased an aggregate of 372,510 Shares in open market transactions on the New York Stock Exchange for an aggregate purchase amount of $2,905,758.61, including commissions, since the previous filing on Schedule 13D. GREH purchased all of the Shares using its working capital and capital contributions from Greenstreet Real Estate Holdings, its member manager. Greenstreet Real Estate Holdings, SV Realty and GRST Realty used working capital and funds that were provided as capital contributions from their respective partners and/or members.
Item 5. Interest in Securities of the Issuer.
          The information in Item 5 is hereby amended and supplemented by adding the following thereto:
          GREH purchased an aggregate of 372,510 Shares since the previous filing on Schedule 13D. As a result of such purchases, GREH beneficially owns an aggregate of 2,001,942 Shares. GREH is the record owner of all of such Shares and has the power to vote and dispose of all such Shares. The Shares held of record by GREH represent approximately 7.02% of the outstanding Shares.
          Greenstreet Real Estate Holdings is the sole member and manager of GREH, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, the Shares owned of record by GREH.
          GRST Realty is a general partner of Greenstreet Real Estate Holdings. GRST Realty has the power to elect two of the four members of the Board of Directors of Greenstreet Real Estate Holdings, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, the Shares that are, or may be deemed to be, beneficially owned by Greenstreet Real Estate Holdings.
          SV Realty is a general partner of Greenstreet Real Estate Holdings. SV Realty has the power to elect two of the four members of the Board of Directors of Greenstreet Real Estate Holdings, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, the Shares that are, or may be deemed to be, beneficially owned by Greenstreet Real Estate Holdings.

          Greenstreet Management is the sole member of GRST Realty, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, the Shares that are, or may be deemed to be, beneficially owned by GRST Realty.
          Steven Green is a member of the Board of Directors of Greenstreet Real Estate Holdings, and the sole owner of Greenstreet Management. In such capacity, Steven Green may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, the Shares that are, or may be deemed to be, beneficially owned by GREH, Greenstreet Real Estate Holdings, GRST Realty and/or Greenstreet Management. Steven Green disclaims beneficial ownership of any such Shares.
          Jeffrey Green owns no Shares individually. Jeffrey Green disclaims beneficial ownership of any Shares that are, or may be deemed to be, beneficially owned by any of the Reporting Persons.
          Jeffrey Safchik owns no Shares individually. Jeffrey Safchik disclaims beneficial ownership of any Shares that are, or may be deemed to be, beneficially owned by any of the Reporting Persons.
          Richard Sandler owns no Shares individually. Richard Sandler serves as Trustee of certain trusts which, directly or indirectly, own all of the equity interests of SV Realty. Richard Sandler disclaims beneficial ownership of any Shares that are, or may be deemed to be, beneficially owned by GREH, Greenstreet Real Estate Holdings and/or SV Realty.
          Except for GREH, none of the Reporting Persons or any other person named in this Item 5 owns of record any Shares.
          The percentage ownership of Shares in this Schedule 13D is calculated based on 28,514,966 shares outstanding as of October 31, 2008, as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2008.
          GREH purchased the number of Shares at the prices listed on Schedule 1. Schedule 1 is attached hereto and is incorporated herein by reference. All such purchases were made in open market transactions.
          Except as described herein, none of the Reporting Persons or any other person named in this Item 5 has effected any transactions in the Shares in the past 60 days. Except as described in this Item 5, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.
Item 7. Material Exhibits to be Filed.
Exhibit 1:	Joint Filing Agreement dated as of January 17, 2008 (incorporated by reference to Schedule 13D filed January 17, 2008)
[Signature Page Follows]

SIGNATURES
          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: November 24, 2008	GREH LLC,
a Delaware limited liability company

By: Greenstreet Real Estate Holdings, L.P.,
       a Delaware limited partnership
       Its Manager

By: GRST Realty Management Partners, LLC,
       a Delaware limited liability company
       Its General Partner

By: Greenstreet Capital Management, Inc.,
       a Delaware corporation
       Its Manager

	By:	/s/ Jeffrey A. Safchik
Jeffrey A. Safchik, President

Dated: November 24, 2008	Greenstreet Real Estate Holdings, L.P.,
a Delaware limited partnership

By: GRST Realty Management Partners, LLC,
       a Delaware limited liability company
       Its General Partner

By: Greenstreet Capital Management, Inc.,
       a Delaware corporation
       Its Manager

	By:	/s/ Jeffrey A. Safchik
Jeffrey A. Safchik, President

Dated: November 24, 2008	GRST Realty Management Partners, LLC, a Delaware limited liability company By: Greenstreet Capital Management, Inc., a Delaware corporation Its Manager
	By:	/s/ Jeffrey A. Safchik
Jeffrey A. Safchik, President

Dated: November 24, 2008	SV Realty LLC, a Delaware limited liability company
	By:	/s/ Jeffrey Green
Jeffrey Green, Manager

Schedule 1
GREH Stock Purchases on November 21, 2008

Shares	Price	Principal	Commission	Total Amount
800	$2.195	$1,756.00	$40.00	$1,796.00
2500	$2.2	$5,500.00	$125.00	$5,625.00
3,200	$2.21	$7,072.00	$160.00	$7,232.00
2500	$2.23	$5,575.00	$125.00	$5,700.00
1,100	$2.24	$2,464.00	$55.00	$2,519.00
400	$2.245	$898.00	$20.00	$918.00
2,472	$2.25	$5,562.00	$123.60	$5,685.60
200	$2.255	$451.00	$10.00	$461.00
5800	$2.26	$13,108.00	$290.00	$13,398.00
4400	$2.27	$9,988.00	$220.00	$10,208.00
100	$2.272	$227.20	$5.00	$232.20
100	$2.275	$227.50	$5.00	$232.50
2728	$2.28	$6,219.84	$136.40	$6,356.24
3100	$2.29	$7,099.00	$155.00	$7,254.00
100	$2.295	$229.50	$5.00	$234.50
200	$2.3	$460.00	$10.00	$470.00
1900	$2.31	$4,389.00	$95.00	$4,484.00
200	$2.32	$464.00	$10.00	$474.00
200	$2.325	$465.00	$10.00	$475.00
1700	$2.33	$3,961.00	$85.00	$4,046.00
700	$2.335	$1,634.50	$35.00	$1,669.50
100	$2.3375	$233.75	$5.00	$238.75
10100	$2.34	$23,634.00	$505.00	$24,139.00
300	$2.3425	$702.75	$15.00	$717.75
1100	$2.345	$2,579.50	$55.00	$2,634.50
3500	$2.3475	$8,216.25	$175.00	$8,391.25
52100	$2.35	$122,435.00	$2,605.00	$125,040.00
GREH Stock Purchases on November 19, 2008

Shares	Price	Principal	Commission	Total Amount
669	$3.25	$2,174.25	$33.45	$2,207.70
1300	$3.27	$4,251.00	$65.00	$4,316.00
4,100	$3.28	$13,448.00	$205.00	$13,653.00
300	$3.288	$986.40	$15.00	$1,001.40
900	$3.29	$2,961.00	$45.00	$3,006.00
300	$3.295	$988.50	$15.00	$1,003.50
26,500	$3.3	$87,450.00	$1,325.00	$88,775.00